ARKANSAS BEST CORPORATION

MICHAEL R. JOHNS VICE PRESIDENT – GENERAL COUNSEL & CORPORATE SECRETARY

DIRECT DIAL — 479-785-6130 mjohns@arkbest.com
September 30, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549
Attention:  Ms. Amanda Ravitz
                    Branch Chief — Legal

Re:	Arkansas Best Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed February 24, 2010
File No. 000-19969
Dear Ms. Ravitz:
Set forth below are the responses of Arkansas Best Corporation, a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2010 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Commission on February 24, 2010 commenting on the disclosures contained in Arkansas Best Corporation’s definitive proxy statement filed with the Securities and Exchange Commission on February 25, 2010.
For your convenience, we have repeated each of the Staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in the Comment Letter.
Definitive Proxy Statement on Schedule 14A
1.	In future filings please provide disclosure, on a director by director basis, of the specific experience, qualifications, attributes or skills of each director or nominee that led the board to conclude that the person should serve as a director of the company. See Item 401(e) of Regulation S-K.

RESPONSE: In future filings the Company will provide the disclosure required by Item 401(e) of Regulation S-K of the specific experience, qualifications, attributes or skills of each director or nominee that led the board to conclude that the person should serve as a director of the Company. Such disclosure was not contained in the Company’s proxy statement because the Company’s proxy statement was filed on February 25, 2010, and such disclosure requirement became effective on February 28, 2010.
CORPORATE CENTER: P.O. BOX 10048 / FORT SMITH, ARKANSAS 72917-0048 / 479-785-6000 / 479-785-6124 FAX

Nominating/Corporate Governance Committee, page 11
2.	We note that you have not included any disclosure in response to Item 407(c)(2)(vi) of Regulation S-K. In future filings, please disclose whether, and if so how, the board or nominating committee considers diversity in nominating directors.

RESPONSE: In future filings the Company will provide the disclosure required by Item 407(c)(2)(vi) of whether, and if so how, the board or nominating committee considers diversity in nominating directors. Such disclosure was not contained in the Company’s proxy statement because the Company’s proxy statement was filed on February 25, 2010, and such disclosure requirement became effective on February 28, 2010.
Compensation Discussion and Analysis, page 22
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE: The disclosure required by Item 402(s) of Regulation S-K was not contained in the Company’s proxy statement because the Company’s proxy statement was filed on February 25, 2010, and such disclosure requirement became effective on February 28, 2010. To the extent that risks arising from the Company’s compensation policies and practices for its employees are reasonably likely to have a material adverse affect on the Company, the Company will discuss (in applicable future filings) the Company’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.

Even though Item 402(s) of Regulation S-K took effect after the Company filed its proxy statement, the Company did incorporate a risk assessment process when developing its 2010 annual and long-term incentive plans. The following is a brief discussion of the process used in connection with the 2010 incentive plans and the basis for the Company’s conclusion that the risks arising from the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.

Risk Assessment Process for 2010 Incentive Plans

The department director responsible for executive compensation in conjunction with the Company’s Chief Audit Executive (who is also a member of the Company’s Risk Management Committee) reviewed the historical performance measures used in the annual and long-term incentive plans and the provisions of the prior equity award agreements. Risk factors that could potentially lead to excessive risk taking were identified during that process. The factors considered apply to all participants in the incentive plans, not just the Named Executive Officers (“NEOs”). Potential risk mitigators related to executive compensation were identified and discussed. The risk factors and risk mitigators were discussed with the Company’s Chief Executive Officer. A number of risk mitigation factors were incorporated into the terms of the annual incentive plan and the long-term incentive plan as a result of this process. The overall plan, including the provisions included for the purpose of risk mitigation, was discussed with the Chairman of the Compensation Committee prior to finalization of the terms of the plans. The proposed plan terms were presented to the full Compensation Committee and the Committee’s independent compensation consultant for consideration. All changes from prior year plans were specifically identified. The terms of the final 2010 incentive plans were approved by the Compensation Committee. Potential risks and risk mitigators identified are summarized in the following table.

Compensation Element	Potential Risk	Risk Mitigator
Annual Incentive Plan	Focus on short-term results	Long-term incentive plans, vesting periods for equity awards, stock ownership requirements and a clawback policy are in place.

	Manipulation of earnings	Robust financial control policies and auditing practices as well as a clawback policy are in place.

	Excessive payouts in high performance years	Benefit cap is in place.

	Easily attainable performance goals	The Compensation Committee consists of only independent directors. The Compensation Committee reviews and approves the performance goals as well as potential incentive payouts based on forecasts including results for better than expected performance.

	Incentive to cut back on needed capital expenditures	The cash flow improvement portion of the plan limits benefits from improvements in cash flow related to reductions in capital expenditures to $5,000,000 (less than 10% of the Company’s capital expenditures budget).

Long-Term Incentive Plan (LTIP)	Manipulation of earnings	Robust financial control policies and auditing practices as well as a clawback policy are in place.

	Excessive payouts in high performance years	Benefit cap is in place.

	Easily attainable performance goals	The Compensation Committee consists of only independent directors. The Compensation Committee reviews and approves

Compensation Element	Potential Risk	Risk Mitigator
the performance goals as well as potential benefits based on forecasts including results for better than expected performance.

	Calculation methodology for earnings per share growth	Earnings per share compound growth rate methodology historically used in determining LTIP payout could result in payouts in circumstances where financial results are less than what has historically been considered acceptable. The 2010 plan was revised to use a baseline earnings per share amount below which no incentive would be paid.

Equity Awards	Actions to drive short-term increases in stock price	Equity awards are subject to vesting periods, NEOs are subject to stock ownership requirements and a clawback policy is in place.
After completing its risk assessment process, the Company concluded that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.
As requested in the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with respect to the above, please call me at 479-785-6130.
Very truly yours,
/s/ Michael R. Johns

Michael R. Johns